December 19, 2018

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Ms. Beckie Marquigny

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Ms. Marquigny:

Below please find our responses to your comments with respect to the Registrant’s Post-Effective Amendment 57 (“PEA No. 57”) to its Registration Statement on Form N-1A (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 5, 2018 (accession number 0001398344-28-014611), for the following purposes:

•	registering three new series to the Trust: Fuller & Thaler Behavioral Unconstrained Equity Fund (“Unconstrained Equity Fund”, Fuller & Thaler Behavioral Small-Mid Core Equity Fund (“Small-Mid Core Equity Fund”) and Fuller & Thaler Behavioral Micro-Cap Equity Fund (“Micro-Cap Equity Fund”), each with an A Share class, an Investor Share class, an Institutional Share class, and an R6 Share class;
•	adding a new A Share class to three existing series of the Trust, Fuller & Thaler Behavioral Small-Cap Equity Fund (“Small-Cap Equity Fund”), Fuller & Thaler Behavioral Small-Cap Growth Fund (“Small-Cap Growth Fund”) and Fuller & Thaler Behavioral Mid-Cap Value Fund (“Mid-Cap Value Fund”);
•	adding a new C Share class to two existing series of the Trust, Small-Cap Equity Fund and Small-Cap Growth Fund;
•	incorporating material changes to the principal investment strategies of the Small-Cap Equity Fund, the Small-Cap Growth Fund and the Mid-Cap Value Fund, specifically with regard to the methodology that the Adviser uses to determine the range of capitalization that defines a company as a small–cap company and as a mid–cap company;
•	incorporating material changes to the principal investment strategies of all of the Fuller & Thaler Funds to permit each Fund to lend portfolio securities as a principal investment strategy, along with corresponding risk disclosure; and
•	incorporating disclosure related to both fund-defined and intermediary-defined sales charge breakpoints and discounts for qualifying accounts, as well as sales charge waiver policies disclosure;

Standard Comments

Comment 1. (Standard Comment). For efficiency reasons, the examiner is not going to repeat any comment that may relate to one or more funds or that may be applicable in multiple places. Please acknowledge that it is the registrant’s responsibility to respond to and apply each comment consistently as necessary in the Prospectus and SAI, or to explain the basis for any discrepancies. Please also make sure that all text/tables/charts that have missing information are provided to the examiner prior to the effective date of PEA No. 57, with sufficient time for the examiner to review and comment on it.

Ultimus Fund Solutions, LLC | 225 Pictoria Drive, Suite 450 | Cincinnati, OH 45246 | 513.587.3400 | fax 513.587.3450

www.ultimusfundsolutions.com

Ms. Beckie Marquigny

December 19, 2018

Response to Comment 1: Registrant acknowledges that it is its responsibility to respond to and apply the comment consistently as necessary in the Prospectus and SAI, or to explain the basis for any discrepancies. Registrant also represents that all text/tables/charts with missing information were provided to the examiner completed information prior to the effective date of PEA No. 57, and with sufficient time for the examiner to review and comment on such information.

General Comments

Comment 2. Several places in the Prospectus make reference to share classes that are not available for purchase. For example, footnote 1 to the expense table for the Mid-Cap Value Fund states as follows: “The Fund’s A Shares have been approved by the Trust’s Board of Trustees but are not yet available for purchase and are not being offered at this time. The Fund’s A Shares will be registered and offered for sale at a later date.” Please remove any references to any share classes that are not yet active, or verify that they will be available for purchase when the filing is effective.

Response to Comment 2: Registrant respectfully declines to make this requested change. The Adviser to all of the Fuller & Thaler Funds has had extensive discussions with a number of intermediaries/platforms to interest them in the Fuller & Thaler Funds. Those intermediaries/platforms have been adamant that in order for their organizations to have interest in the funds that Fuller & Thaler advises, those funds would need to be available in a variety of share classes to satisfy different distribution channels. The class structure of each of the Funds has been determined based those discussions, and there is a significant risk that the intermediaries/platforms would not take on the Funds if that class structure were not available. Moreover, we note that the staff has routinely allowed registration statements to go effective with initially dormant share classes, both within Capitol Series Trust and other multiple series trust that Ultimus Fund Solutions sponsors. Examples include: the Canterbury Portfolio Thermostat Fund (a series of Capitol Series Trust); Blue Current Global Dividend Fund (a series of Ultimus Managers Trust); and HVIA Equity Fund (a series of Ultimus Managers Trust). The Adviser anticipates that the initially dormant share classes will go live within a reasonable time after the amended registration statement for the Funds is effective and the new Funds are operational.

Comment 3. On page 2 of the Prospectus, in the preamble to the expense table, you make reference to “Financial Intermediary Sales Charge Variations” and other sales charge discounts that may be available to investors, with a cross reference to various headings in the Prospectus and SAI where the investor can find additional information. Please cross reference page numbers in the Prospectus and SAI where this information can be found. Please also move footnote 1, which specifies that “no initial sales charge is assessed on aggregated purchases of $1 million or more in all Fuller & Thaler Funds” to the preamble to the expense table. Please also specify the minimum investment amount that will be eligible for sales charge discounts. This comment applies to all Funds.

Response to Comment 3: Registrant confirms that the requested changes have been incorporated with respect to expense tables for each of the funds. Respondent respectfully declines to insert the requested page numbers because of a concern that, given the number of pages in the registration statement, the fact that the different prospectuses start not on page 1 but on different page numbers, and the fact that even non-material changes to either the prospectus or SAI can result in page number changes that would require constant monitoring, there is significant risk that the page numbering might end up being wrong, causing confusion to shareholders and investors.

Comment 4. On page 2 of the Prospectus, please complete and provide all fee and expense table information prior to filing your 485(b) amendment, with enough time for the examiner to review it before the Fund’s effective date. This comment applies to all Funds.

Response to Comment 4: Registrant confirms that Funds have provided this information in a timely manner as requested.

Ms. Beckie Marquigny

December 19, 2018

Comment 5. On page 2 of the Prospectus, footnote 2 to the Expense Table states as follows:

Pursuant to an Administrative Services Plan, the Fund may pay financial intermediaries that provide certain administrative, recordkeeping and other non-distribution related services to Fund shareholders a service fee not to exceed 0.25% of the average daily net assets of the Fund’s A Share Class and C Share Class and 0.20% of the Fund’s Investor and Institutional Share Classes. The Administrative Services Plan does not apply to the R6 Share Class, and that class does not pay any administrative services fees.

Please remove this footnote as it is neither required nor permitted under Item 4 of Form N-1A. As an alternative presentation of the same information, as permitted in the instructions under Item 3(c)(iii) of Form N-1A, you may wish to consider subdividing the “Other Expense” line in the Fee Table into no more than three sub-captions that identify the largest expense or expenses comprising “Other Expenses,” but also include a total of all “Other Expenses.” This comment applies to all Funds with similar footnote disclosure.

Response to Comment 5: Registrant confirms that it has removed this footnote from the Prospectus wherever it occurs, and confirms that it is including these charges as part of the “Other Expense” line in the expense table, without further subdivision.

Comment 6. Footnote 3 to the expense table for the Small-Cap Equity Fund, which appears on page 3 of the Prospectus, currently states as follows:

“Other Expenses” on A Shares and C Shares are based on estimated expenses for the current fiscal year.

Please explain why “Other Expenses” on these share classes are based on estimated expenses rather than actual expenses. This comment applies to all Funds with similar footnote disclosure

Response to Comment 6: We have modified footnote 3 to the expense table for the Small-Cap Equity Fund to read as follows:

Because A shares and C shares are new and have no operating history, “Other Expenses” on A Shares and C Shares are based on estimated expenses for the current fiscal year.

We have also made similar disclosure changes with respect to the expense tables for the other Funds, as appropriate.

Comment 7. The last sentence of footnote 4 to the expense table for the Small-Cap Equity Fund, which appears on page 3 of the Prospectus, currently reads as follows:

“This Expense Limitation Agreement may be terminated by the Board of Trustees (the “Board”) at any time.”

Please modify this sentence to disclose whether the Expense Limitation Agreement may also be terminated by the Adviser, and summarize the circumstances under which the Adviser and/or the Board may terminate such agreement. This comment applies to all Funds.

Response to Comment 7: The referenced sentence has been replaced with the following language with respect to the expense table for each of the Funds: “This Expense Limitation Agreement may not be terminated by the Adviser prior to its expiration date, but the Board may terminate such agreement at any time. The Expense Limitation Agreement shall terminate automatically upon the termination of the Advisory Agreement.” This modified language has been included for all Funds.

Comment 8. On page 4 of the Prospectus, the third sentence under the heading Behavioral Strategy Risk reads as follows: “Securities identified using this type of strategy may perform differently from the market as a whole as a result of the criteria used in the analysis, whether the criteria used are successful in predicting investor behavior, the weight placed on each criteria, and changes in the criteria’s historical trends.” Please clarify the sentence to make is less confusing.

Ms. Beckie Marquigny

December 19, 2018

Response to Comment 8: Registrant confirms that it has modified the referenced sentence for each of the Funds to clarify its meaning as follows:

“Securities identified using this type of strategy may perform differently from the market as a whole based on the following: the criteria used in the analysis; whether the criteria used are successful in predicting investor behavior; the weight placed on each criteria; and changes in the criteria’s historical trends.”

Comment 9: On page 5 of Prospectus, the Small-Cap Equity Fund’s disclosure under the heading REIT and Real Estate-Related Investment Risk contains the following language:

“Adverse changes in the real estate markets may affect the value of REIT investments or real estate-linked derivatives”.

The preceding Item 4 Principal Investment Strategies disclosure reflects that the Small-Cap Equity Fund may invest a portion of its assets in REITs, but makes no reference to investments in real estate-linked derivatives. Please either add real-estate linked derivatives disclosure to your principal investment strategies (and expand on the real estate-linked derivatives risk disclosure), or remove the reference to “real-estate linked derivatives” from the risk disclosure. Please also make corresponding changes to your Item 9 disclosure on page 39 of the Prospectus.

Response to Comment 9: Because the Small-Cap Equity Fund does not intend to principally invest in real estate-linked derivatives, the Registrant has removed the reference to “real-estate linked derivatives” from the risk disclosure. Registrant also has made corresponding changes to our Item 9 disclosure for this Fund, as requested, and has removed all references to real-estate linked derivatives from the prospectus.

Comment 10. On page 5 of the Prospectus, under the heading Performance Information, please remove the following italicized sentence from at the end of the first paragraph, as it is neither required nor permitted under Item 4: The performance of each of the Institutional Shares and R6 Shares is higher than the performance of the Investor Shares during the same periods because of lower fees and expenses paid by these classes.

Response to Comment 10: Registrant confirms that it has removed the referenced sentence from the Item 4 disclosure for all Funds.

Comment 11. On pages 5 and 6 of the Prospectus, in the preamble paragraph under the heading Performance Information, please identify the share classes of the Small-Cap Equity Fund for which no performance information is provided, and explain why no performance information is provided.

Response to Comment 11: Registrant confirms that it has added disclosure to the preamble paragraph under the heading Performance Information identifying Class A shares and Class C shares as the classes for which performance information is not provided, and explaining that the share classes are new and have no performance history.

Comment 12. Footnote 1 to the Total Return table for the Small-Cap Equity Fund on page 6 of the Prospectus reads as follows:

(1)	The Fund is the accounting successor to a series of Allianz Funds Multi-Strategy Trust, which commenced operations on September 8, 2011, and for which the Adviser served as the sole sub-adviser (the “Predecessor Fund”). In a transaction that was consummated on October 23, 2015 (the “Reorganization”), the Fund acquired the assets and liabilities of: the A, C, and D Classes of the Predecessor Fund (tickers- AZFAX, AZFCX, and AZFDX respectively), which became the Investor Shares of the Fund; the Class P Shares of the Predecessor Fund (ticker AZFPX), which became the Institutional Shares of the Fund; and the Institutional Shares of the Predecessor Fund (ticker AZFIX), which became the R6 Shares of the Fund. Accordingly, the performance results shown above in the bar chart and the average annual total returns table for periods prior to October 23, 2015 represent the performance of the Predecessor Fund and its classes. The Fund’s performance has not been restated to reflect any differences in expenses paid by the Predecessor Fund and those paid by the Fund. In addition, the Fund’s performance during the periods reflected in the bar chart and table may have been different from that of the Predecessor Fund due to some differences in their principal investment strategies.

Ms. Beckie Marquigny

December 19, 2018

The last sentence of the footnote references “some differences” in the principal investment strategies of the Fund and the Predecessor Fund resulted in differences in performance between the two. Given this language, please identify which no-action relief the registrant is relying to publish the performance of the Predecessor Fund. In addition, if Registrant chooses to publish the performance of the Predecessor Fund for the periods prior to October 23, 2015, please describe the nature of the differences in the principal investment strategies, and disclose that the differences are immaterial and would not have had a material effect on the performance, and that they do not alter the conclusion that the Fund and the predecessor fund are substantially similar.

Response to Comment 12: The Reorganization referenced in footnote 1 was a shell reorganization of the Allianz Fund into Fuller & Thaler Behavioral Core Equity Fund (“Core Equity Fund”), which was subsequently renamed the Fuller & Thaler Small Cap Equity Fund when its portfolio holdings had more than 80% of fund assets in small-cap issuers. The Allianz Fund was the accounting survivor in the Reorganization, and consequently the Core Equity Core Equity Fund, and subsequently the Small Cap Equity Fund, assumed the performance history of the Allianz Fund. See https://www.sec.gov/Archives/edgar/data/1587551/000119312515323482/d905861dn14a.htm, at p.20. Consequently, the Fund does not need to rely on any no action letter to publish its full performance history, including the performance history of the Predecessor Fund. One difference between the investment strategy of the Predecessor Fund and the Core Equity Fund was that the Core Equity Fund was less constrained as to market capitalization. See https://www.sec.gov/Archives/edgar/data/1587551/000119312515323482/d905861dn14a.htm, at p.5.

Comment 13. Please remove the clause “however, an individual can invest in exchange traded funds or other investment vehicles that attempt to track the performance of a benchmark index” from the last sentence of Footnote 3 to the Total Return table for the Small-Cap Equity Fund on page 6 of the Prospectus, as such language is neither required nor permitted under form N1-A

Response to Comment 13: Registrant confirms that it has deleted the referenced language.

Comment 14. In the section titled “Management of the Fund” on page 6 of the Prospectus, please provide information concerning Frederick Stanske’s length of service with respect to the management of the Small-Cap Equity Fund’s portfolio, as required by instruction 5.b to form N-1A.

Response to Comment 14: Registrant confirms that disclosure has been amended to reflect that Mr. Stanske has served as Back-Up Portfolio Manager of the Fund since October, 2015. We have also specified the length of service of other Portfolio Managers identified in the Prospectus with respect to whom this same comment is applicable.

Comment 15. With respect to the Principal Investment Risk disclosure for the Small-Cap Growth Fund on page 11 of the Prospectus, please consider whether New Fund Risk disclosure is appropriate given that the fund and now has a one year operating history.

Response to Comment 15: It is the Registrant’s position that New Fund risk disclosure continues to be appropriate for the two Fuller & Thaler series that commenced operations in December, 2017 -- Small-Cap Growth Fund and Mid-Cap Value Fund.

Comment 16. With respect to the Turnover Risk disclosure included under the Principal Investment Risk heading for the Small-Cap Growth Fund on page 11 of the Prospectus, please supplement your Item 4 Principal Investment Strategy disclosure to describe the strategy that gives rise to the Turnover Risk. Please also explain how high turnover is consistent with the Fund’s investment objective of long-term capital appreciation.

Response to Comment 16: We have supplemented our Item 4 Principal Investment Strategy disclosure to describe the strategy that gives rise to the Turnover Risk, and explained how high turnover is consistent with the Fund’s investment objective of long-term capital appreciation, with the following language:

Ms. Beckie Marquigny

December 19, 2018

While income-generating funds typically invest in stocks with high dividends, funds seeking capital appreciation typically invest in stocks without significant dividends but try to generate returns for investors through price appreciation. Funds can seek price appreciation with low turnover—holding each stock for many years and expecting each stock to go up in price for years—or with higher turnover—holding each stock for months or quarters, and expecting each stock to go up in price during the months and quarters the stock is held. The Fund typically buys small-cap stocks with high growth prospects, that often do not pay dividends. And we hold stocks on average less than a year, although we may hold for shorter or much longer periods of time—as long as we believe the price is likely to continue appreciating. Thus, while the fund may hold individual stocks for less than a year, the goal of the Fund’s holdings and trading is long-term capital appreciation of the Fund as a whole. We have also similarly supplemented our Item 9 Principal Investment Strategy disclosure.

Comment 17. In the Fee and Expense tables on page 13 of the Prospectus with respect to the Mid-Cap Value Fund, please remove all references to Class A Shares, including footnote 1 to the Fee and Expense table, because Class A shares for this Fund have been approved by the Trust’s Board of Trustees but are not yet available for purchase and are not being offered at this time.

Response to Comment 17: See response to Comment 2 above.

Comment 18. The recoupment language in footnote 5 to the Fee and Expense tables on pages 13-14 of the Prospectus with respect to the Mid-Cap Value Fund is slightly different than the recoupment language for the other funds in the Prospectus. Please review and harmonize the recoupment language for the Funds to make sure that it is consistent. Please also clarify the recoupment language to clarify that the recoupment is limited the a period of 36 months from the fee and expense burst occurred, as opposed to when it “first took effect”

Response to Comment 18: Registrant confirms that it has reviewed and harmonized the recoupment language for all six Fuller & Thaler Funds by deleting the phrase “during any of the previous 36 months” following “Adviser may recoup the sum of all fees previously waived or expenses reimbursed” from the expense table footnotes to the Small-Cap Equity Fund, Mid-Cap Value Fund, Unconstrained Equity Fund, and Small Mid-Core Equity Fund. For all six Fuller & Thaler Funds, the recoupment language now reads as follows:

During any fiscal year that the Investment Advisory Agreement between the Adviser and Capitol Series Trust (the “Trust”) is in effect, the Adviser may recoup the sum of all fees previously waived or expenses reimbursed, less any reimbursement previously paid, provided that the Adviser is only permitted to recoup fees or expenses within 36 months from the date the fee waiver or expense reimbursement occurred and provided further that such recoupment can be achieved within the Expense Limitation Agreement currently in effect and the Expense Limitation Agreement in place when the waiver/reimbursement occurred.

Comment 19. Under the heading Principal Investment Strategies on page 14 of the Prospectus for the Mid Cap Value Fund, your disclosure states that, using the market capitalization guidelines described, based on market capitalization data as of September 30, 2018, the market capitalization of a mid-cap company would be “$42.68 billion or below”. It appears from the guidelines that the market capitalization should have a bottom to top range. Please provide a lower limit and revise the sentence accordingly.

Response to Comment 19. Registrant confirms that the referenced disclosure has been revised as to read as follows:

The Fund defines mid-cap companies as companies whose market capitalizations are generally in the middle of an upper and lower bound. For the upper bound, we use companies whose market capitalizations are generally below 40% of total US market capitalization, or companies whose market capitalizations are smaller than the largest company in the Russell MidCap® index, whichever results in the higher market capitalization break. For the lower bound, we use companies whose market capitalizations are generally above 3% of total US market capitalization, or companies whose market capitalizations are larger than the smallest company in the Russell MidCap® index, whichever results in the lower market capitalization break. Based on market capitalization data as of September 30, 2018, the market capitalization of a mid-cap company would be between $42.68 billion and $1.55 billion.

Ms. Beckie Marquigny

December 19, 2018

Comment 20. Under the heading Principal Investment Risks on page 16 of the Prospectus for the Thaler Mid Cap Value Fund, the language used to describe the Mid-Cap Company risk is identical to the language used to describe Small-Cap Company Risk elsewhere in the Prospectus. Please consider whether this disclosure should be modified to differentiate the risks between mid-cap and small-cap companies. In addition, the Item 4 risk disclosure in the summary section of the Prospectus appears to be more expansive than the Item 9 risk disclosure on page 39 of the Prospectus. Please consider whether these disclosures should be flipped.

Response to Comment 20. Registrant believes that the current disclosure adequately describes Mid-Cap Company risk. Registrant agrees that the Item 4 summary risk disclosure was more detailed than they Item 9 Risk disclosure, and has flipped them in the Prospectus. The Item 4 summary risk disclosure now reads as follows:

Mid-Cap Company Risk. Mid-cap companies involve greater risk of loss and price fluctuation than larger companies. Many of these companies are younger and have a more limited track record than larger companies. Their securities may trade less frequently and in more limited volume than those of more mature companies making them more volatile and more difficult to buy or sell at an acceptable price. These companies may also lack the managerial, financial or other resources necessary to implement their business plans or succeed in the face of competition.

We also reviewed Item 4 Risk disclosure generally and shortened some disclosure items to be more summary in nature.

Comment 21. Under the Principal Investment Strategies section of the Prospectus for the Unconstrained Equity Fund, on page 20, your disclosure concerning REIT investments includes the sentence that “The Fund will invest in liquid REITs that generally are included in the Russell 3000®, the Fund’s benchmark index.” This sentence is not included in the principal investment strategies sections of the other Fuller & Thaler funds that invest in REITs. Consider whether it or a similar sentence should be added to the investment strategy disclosure of those funds.

Response to Comment 21. The Registrant confirms that it has added a similar language to the REIT-related Principal Investment Strategy disclosure of each of the Funds, with a specific reference to the benchmark of each Fund. The following disclosure is typical:

The Fund may invest a portion of its assets in real estate investment trusts (“REITs”), Business Development Companies (BDCs), and Exchange Traded Funds (ETFs) that are consistent with its principal investment strategy. REITs are pooled investment vehicles that generally invest in income-producing real estate or real estate-related loans or interests. The Fund will generally invest in liquid REITs that are included in the Russell 2500®, the Fund’s benchmark index.

Comment 22. The Principal Investment Risk sections of the Prospectus for the Unconstrained Equity Fund, on page 20, and the Micro-Cap Fund, on page 31, each list “Concentration Risk” and “Sector Risk” as Principal Investment Risks. Based on the language used in the risk disclosure, as well as the language used on page 42 of the SAI that carves-out the Unconstrained Equity Fund and the Micro-Cap Equity Fund from the Fundamental Investment Limitation of not concentrating in a particular industry, it appears that both the industry concentration and sector concentration policies for each of the funds are discretionary. In the staff’s view, it is not appropriate for a Fund to discretionarily reserve the right to engage in a fundamental policy. As required by Form N-1A instruction 16(c)(1)(iv), please affirmatively state, on page 3 of the SAI, each Fund’s policy with respect to concentrating investments in a particular industry or group of industries.

Response to Comment 22. Registrant confirms that it has added the sentence below to the first paragraph on page 3 of the SAI, under the heading DESCRIPTION OF THE TRUST AND FUNDS - A. General Information:

The Unconstrained Equity Fund and the Micro-Cap Equity Fund will each concentrate investments in a particular industry or group of industries when its Behavioral Strategy indicates that such concentration would be appropriate from an investment perspective. Neither the Unconstrained Equity Fund nor the Micro-Cap Equity Fund has a pre-conceived intention to invest in any particular industry or group of industries.

Ms. Beckie Marquigny

December 19, 2018

Comment 23. Again with respect to Unconstrained Equity Fund and the Micro-Cap Fund, there is no disclosure in the Principal Investment Strategies disclosure for these two funds describing the investment strategy that give rise to “Concentration Risk” and “Sector Risk”. Please disclose in the Principal Investment Strategies section the industries or industries in which each fund may concentrate, and/or the factors that will be relevant to the Adviser’s decision to concentrate in a particular industry or sector.

Response to Comment 23. Registrant confirms that it has added the language below to the Principal Investment Strategies section of the Unconstrained Equity Fund and the in the Micro-Cap Equity Fund.

The Unconstrained Equity Fund and the Micro-Cap Equity Fund will each concentrate investments in a particular industry or group of industries when its Behavioral Strategy indicates that such concentration would be appropriate from an investment perspective. Neither the Unconstrained Equity Fund nor the Micro-Cap Equity Fund has a pre-conceived intention to invest in any particular industry or group of industries.

Comment 24. With respect to the industries or industries that you have identified in response to the preceding question, Unconstrained Equity Fund and the Micro-Cap Fund, please identify and disclose the risks associated with concentrating the Fund’s investments in those particular industries.

Response to Comment 24. Because neither the Unconstrained Equity Fund nor the Micro-Cap Equity Fund has a pre-conceived intention to invest in any particular industry or group of industries, industry specific concentration disclosure is not appropriate.

Comment 25. On page 21 of the Unconstrained Equity Fund Prospectus, the disclosure related to “Investment Company Risk” differs from the Investment Company Risk disclosure for all of the other Fuller & Thaler Funds in that it contains certain language that is not included in the risk disclosure for the other Funds. All of the Funds include the following Investment Company Risk disclosure.

The Investment Company Act of 1940, as amended (the “1940 Act”) and the Internal Revenue Code (“IRC”) impose numerous constraints on the operations of registered investment companies, like the Fund. These restrictions may prohibit the Fund from making certain investments thus potentially limiting its profitability. Moreover, failure to satisfy certain requirements required under the IRC may prevent the Fund from qualifying as a registered investment company thus requiring the Fund to pay unexpected taxes and penalties, which could be material.

However, the Unconstrained Equity Fund also includes the following language, which describes a different risk that is often described as “Fund of Funds” risk.

When the Fund invests in another investment company such as a business development company or an ETF, the Fund will indirectly bear its proportionate share of any fees and expenses payable directly by the investment company. Therefore, the Fund will incur additional expenses, some of which are duplicative of the Fund’s own operational expenses. In addition, the Fund will be affected by losses incurred by these investment companies and the level of risk arising from the investment practices of the investment companies (such as the use of leverage). The Fund has no control over the investments made by these investment companies. Business development companies and ETFs are subject to additional risks such as the fact their shares may trade at a market price above or below their net asset values or an active market may not develop.

This additional language is also included in the description of Investment Company Risk on page 38 of the Prospectus (under the heading “ADDITIONAL INFORMATION REGARDING PRINCIPAL RISKS OF THE FUNDS”), and is designated as being applicable to “All Funds”.

Please verify whether or not the additional language referenced above is applicable to all funds (i.e. whether all of the Funds principally invest in investment companies, including business development companies and ETF’s). For each Fund for which such disclosure is appropriate, please include the additional language, and consider characterizing such risk as “Fund of Funds Risk”.

Ms. Beckie Marquigny

December 19, 2018

Response to Comment 25. Registrant confirms that the additional language referenced above is applicable to all Funds, i.e. each of the funds will principally invest in investment companies, including BDC’s and ETFs. We have clarified the Principal Investment Strategy of each fund to clarify that this is the case. We have supplemented our risk disclosure related to BDC’s and ETF’s for each Fund, and have added risk disclosure under the heading “Fee Layering Risk” for each of the Funds.

Comment 26. With reference to Comment 25, for each Fund for which such “Fund of Funds” risk disclosure is applicable, please add, to the extent necessary, additional Item 4 and Item 9 disclosure related to the Fund’s principal investments in investment companies, including BDC’s and ETF’s. Please also add, to the extent necessary, additional risk disclosure related to these investments.

Response to Comment 26. Please see our Response to Comment 25 above.

Comment 27. In the Principal Investment Risks section of the Prospectus for the Unconstrained Equity Fund, because the Fund is a new fund, please modify the “New Fund Risk” disclosure to state that “The Fund has no operating history” rather than “the Fund has limited operating history. This comment also applies to other two new Fuller and Thaler funds.

Response to Comment 27. Registrant confirms that it has made the requested change to the risk disclosure for all three new Fuller & Thaler Funds, including both the Item 4 and Item 9 disclosures.

Comment 28. In the second line of the first paragraph of the Principal Investment Strategies section for the Small–Mid Core Equity Fund, on page 25 of the Prospectus), you parenthetically define “common stocks of small to medium capitalization as “smid cap” companies. This is the only place in the Prospectus that the term “smid cap” occurs. Please consider eliminating it has a defined term.

Response to Comment 28. Registrant confirms that it has eliminated “smid cap” as a defined term.

Comment 29. In the principal investment risks section for the Small–Mid Core Equity Fund, your disclosure for the Behavioral Strategy Risk on page 26 of the Prospectus refers only to “possible over – reaction” and does not include “under-reaction”. Please make sure that the risk disclosure includes both “under-reaction” and “over – reaction”. This comment also applies to the Behavioral Strategy Risk disclosure for the Microcap Equity Fund.

Response to Comment 29. Registrant confirms that the requested change has been made for both Funds.

Comment 30. The “Overview of Funds” table on page 34 of the Prospectus will be very helpful to investors in understanding the Funds and how they differ from one another. Please consider adding information from this chart concerning the typical number of positions and typical position size for each Fund in the Item 4 Principal Investment Strategies disclosure for each fund.

Response to Comment 30. Registrant confirms that the requested Item 4 disclosure has been added to the Item 4 Principal Investment Strategies disclosure for each Fund

Comment 31. Disclosure on page 41 of the Prospectus, in the first sentence of the second paragraph under the heading “CLASSES OF SHARES”, states that “The Funds currently offer five share classes: A Shares, C Shares, Investor Shares, Institutional Shares and R6 Shares.” Please clarify this language given that not all share classes are offered by each fund (for example C shares are only offered by Small–Cap Equity Fund and Small–Cap Growth Fund).

Response to Comment 31. Registrant confirms that it is modified the referenced sentence to read as follows:

Ms. Beckie Marquigny

December 19, 2018

“The Small-Cap Equity Fund and Small-Cap Growth Fund each will offer five share classes: A Shares, C Shares, Investor Shares, Institutional Shares and R6 Shares. The Mid-Cap Value Fund, Behavioral Unconstrained, Equity Fund, Small–Mid Core Equity Fund, and Micro-Cap Equity Fund will each offer four share classes: A Shares, Investor Shares, Institutional Shares and R6 Shares.”

Comment 32. On page 41 of the Prospectus, in the third sentence of the third paragraph under the heading Intermediary-Defined Sales Charge Waiver Policies, please remove the clause “and the responsibility of” from the sentence “All variations described in Appendix A are applied by, and the responsibility of, the identified financial intermediary”. The Fund cannot disclaim responsibility for the accuracy of information presented in the present Prospectus.

Response to Comment 32. Registrant confirms that it has removed the referenced language.

Comment 33. On page 42 of the Prospectus, in the second paragraph under the heading “Rights of Accumulation” please advise investors how to determine which valuation method their Financial Intermediary uses to calculate the sales charge.

Response to Comment 33. Registrant confirms that it has added the following sentence at the end of the referenced paragraph. “Please contact your Financial Intermediary to determine which valuation method(s) is (are) being utilized to calculate the amount of your sales charge.”

Comment 34. On page 43 of the Prospectus, under the heading “CDSC Waivers on Class C Shares”, please consider whether additional disclosure is required as to how investors can obtain the requisite information to determine whether they are eligible for CDSC waivers under any of the bullet points specified.

Response to Comment 34. Registrant confirms that it has added the following sentence following the bullet points listed under the heading “CDSC Waivers on Class C Shares”: “Please contact your Financial Intermediary to determine your eligibility for CDSC Waivers on Class C Shares under any of the bullet points listed.”

Comment 35. On page 51 of the Prospectus, the fourth paragraph under the heading DIVIDENDS, DISTRIBUTIONS, AND TAXES includes the following disclosure:

“To the extent the Funds invest in REITs, each Fund’s distributions may be taxable as ordinary income to investors because most REIT distributions come from mortgage interest and rents. For this reason each Fund’s distributions may be taxed at the 35% ordinary income rate, rather than qualifying for the 20%/15% rates on qualified dividend accounts.”

Please consider adding this information to the Item 9 risk disclosure under the heading “REIT and Real Estate-Related Investment Risk” on page 39 of the Prospectus”.

Response to Comment 35. Registrant confirms that it is added this language, with certain, modifications at the end of the Item 9 “REIT and Real Estate-Related Investment Risk” in the Prospectus. That sentence, under both the DISTRIBUTIONS, AND TAXES heading and in the Item 9 risk disclosure, reads as follows:

To the extent the Funds invest in REITs, a portion of each Fund’s distributions form REITS may be taxable as ordinary income to investors because most REIT distributions come from mortgage interest and rents. For this reason, a portion of each Fund’s distributions may be taxed at the 35% ordinary income rate, rather than qualifying for the 20%/15% rates on qualified dividend accounts.

Comment 36. On page 55 of the Prospectus, under the heading Portfolio Managers - Frederick W. Stanske, CFA, please change the name of the fund listed in the second line from “Micro-Cap Fund” to “Micro-Cap Equity Fund”. On the same line, please also provide information concerning Frederick Stanske’s length of service with respect to his management of the Small-Cap Growth Fund and the Micro-Cap Fund, respectively.

Ms. Beckie Marquigny

December 19, 2018

Response to Comment 36. Registrant represents that these requested edits/changes have been made. We have also specified the length of service of other Portfolio Managers identified in the Prospectus with respect to whom this same comment is applicable.

Comment 37. On page 57 of the Prospectus, in the third paragraph, second sentence following the heading of the section titled “Past Performance of the Adviser,” wherein Registrant discloses that all returns presented deduct the Adviser’s actual fee as well as brokerage commissions and execution costs of the composite accounts, please confirm the prior performance presentation reflects all actual fees and expenses, including sales loads, if any, of the composite accounts. Please also confirm that if the composite accounts were subject to a breakpoint schedule, the highest breakpoint was utilized for purposes of calculating actual expenses.

Response to Comment 37. The Adviser confirms that the prior performance composite presentation reflects all actual fees and expenses, including sales loads, if any, of the composite accounts. Advisor notes that, consistent with GIPs, net composite performance is calculated by reducing the gross of fee performance by the actual fees paid by the underlying portfolios. As a result, if an account pays a lower fee due to a breakpoint schedule then that lower amount would be reflected in the performance.

Comment 38. On page 57 of the Prospectus, in the fourth paragraph, second sentence following the heading of the section titled “Past Performance of the Adviser,” Registrant makes the following disclosure:

Each Fund’s performance is calculated using the method required by the SEC, which differs from the method used to calculate the performance of the private accounts comprising the Composite. The private accounts are not subject to the same types of expenses to which the Fund is subject nor to the diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the 1940 Act and the IRC. Consequently, the performance results for the private accounts could have been adversely affected (i.e., lower) if the private accounts included in the Composites had been regulated as an investment company under the Federal securities laws.

Please affirmatively confirm that the differences between the private accounts and the Funds as described above would not materially affect the reported composite performance or cause it to be misleading.

Response to Comment 38. The Adviser confirms that that the differences between the private accounts and the Funds as described above would not materially affect the reported composite performance or cause it to be misleading.

Comment 39. Please include the appropriate consent from the entity providing verification as an exhibit to Part C of the registration statement, as identifies in the in the last paragraph on paragraph on page 57 of the Prospectus, or alternatively state that such consent has already been provided.

Response to Comment 39. The Registrant confirms that the appropriate consent will be included as an Exhibit to Part C of the registration statement.

Comment 40. In the performance tables showing the Net Annual Composite Returns of the Adviser’s Small-Cap Growth Strategy Composite (p.58), Unconstrained Equity Composite (p.60), and Micro-Cap Equity Composite (p.60), please transpose the columns showing “Gross Composite Returns” and “Net Composite Returns”, showing “Net Composite Returns” in the second column and “Gross Composite Returns” in the third column.

Response to Comment 40. Registrant confirms that it has made the requested change.

Comment 41. On page 58 of the Prospectus, with respect to the benchmark performance for the Small-Cap Growth Strategy Composite, you disclose as follows:

“* The Russell 2500 Growth® was the benchmark from 1/1/92 through 12/31/10 and the Russell 2000® Growth has been the benchmark since 1/1/11. The reported 10 year benchmark performance is a blend of the Russell 2500 Growth® and the Russell 2000® Growth indices.”

Ms. Beckie Marquigny

December 19, 2018

Please modify the performance presentation for Small-Cap Growth Strategy Composite by adding a new column, in both the Net Annual Calendar Year Returns and the Annualized Net Returns for the Period Ended December 31, 2017, reflecting the performance of only the strategies current benchmark, Russell 2000® Growth. If you wish to retain the current presentation showing the performance of the Russell 2500 Growth® for the calendar years ending 12/31/08, 12/31/09 and 12/31/10, and the blended Russell 2500 Growth® and the Russell 2000® Growth indices for the reported 10 year benchmark performance, you may do so. Please position that presentation to the right of the column using only the current benchmark.

Response to Comment 41. Registrant, on behalf of the Adviser, confirms that it had added a column to the composite presentation for the Small-Cap Growth Strategy Composite by adding a new column, in both the Net Annual Calendar Year Returns and the Annualized Net Returns for the Period Ended December 31, 2017, reflecting the performance of only the Strategy’s current benchmark, Russell 2000® Growth. Registrant further confirms that it has also retained the column showing the performance of the Russell 2500 Growth® for the calendar years ending 12/31/08, 12/31/09 and 12/31/10, and the blended Russell 2500 Growth® and the Russell 2000® Growth indices for the reported 10 year benchmark performance, and has positioned that presentation to the right of the column using only the current benchmark. Registrant finally noes that it has modified the footnote immediately underneath the tables to read as follows:

* The Russell 2500 Growth® was the Composite’s benchmark from 1/1/92 through 12/31/10 and the Russell 2000® Growth has been the benchmark since 1/1/11. In the fourth column of the Net Calendar Year Returns table, Composite returns are compared against the current benchmark, the Russell 2000® Growth, for each calendar year from 12/31/08 through 12/31/17. In the fifth column, Composite returns are compared against the historical benchmark, the Russell 2000® Growth, for each calendar year from 12/31/08 through 12/31/10, and against the current benchmark, the Russell 2000® Growth, for each calendar year from 12/31/11 through 12/31/17. Similarly, in the Annualized Net Returns table, the 10 year annualized performance of the Composite is compared in the third column to the 10 year annualized performance of its current benchmark, the Russell 2000® Growth, and then in the fourth column against a blended 10 year annualized performance benchmark of the Russell 2500 Growth® and the Russell 2000® Growth indices.

Comment 42. On page 58 of the Prospectus, footnote 1 to the table showing the returns of the Adviser’s Small–Cap Growth Strategy Composite contains the following language.

The Composite does not reflect accounts that have been removed from the Composite pursuant to the Adviser’s removal policy (the “Excluded Accounts”). Accounts are excluded from a composite so that a composite remains representative of a strategy; the exclusion is intended to prevent a composite from being misleading. It is the Adviser’s position that the Excluded Accounts cannot be managed in a manner substantially consistent with its small-cap growth strategy.

Please confirm that the exclusion of these accounts as described above would not materially affect the reported composite performance or cause it to be misleading.

Response to Comment 42. The Adviser confirms that the exclusion of the referenced accounts as described above would not materially affect the reported composite performance or cause it to be misleading. This confirmation applies to Adviser’s Small-Cap Growth Strategy Composite returns and to the Micro-Cap Equity Composite. The Unconstrained Equity Composite did not have any excluded accounts.

Comment 43. On page 60 of the Prospectus, with respect to the table showing the returns of the Adviser’s Unconstrained Equity Strategy Composite, please disclose why the gross and net returns shown are identical.

Response to Comment 43. We note that the last sentence of the first paragraph and footnote 1 to the table showing Advisers Unconstrained Equity Strategy returns currently states as follows: “At 12/31/16 and 12/31/17, non-fee paying accounts comprised 100% of composite assets.” The net and gross returns presented for these time periods consequently are identical.

Ms. Beckie Marquigny

December 19, 2018

Comment 44. With reference to the second paragraph under the heading Financial Highlights on page 62 of the Prospectus (shown below), as it relates to reported investment performance of the Small Cap Equity Fund, including its predecessor fund, please explain under GAPP rules how you make a determination as to what performance of the predecessor fund to include and what is excluded:

The Small-Cap Equity Fund is a continuation of the Predecessor Fund and, therefore, some of the financial information presented below is for the Predecessor Fund. The Predecessor Fund’s shareholders approved the reorganization into the Fuller & Thaler Behavioral Core Equity Fund on October 21, 2015 and the reorganization took place on October 23, 2015. Certain information reflects financial results for a single Fund share. The total returns in the tables represent the rate that an investor would have earned or lost on an investment in a particular class of shares of the Fund, assuming reinvestment of all dividends and distributions. This information for the fiscal years ended September 30, 2018 and 2017 has been audited by Ernst & Young, independent registered public accounting firm, whose reports, along with the Funds’ financial statements, are included in the Funds’ annual report to shareholders. Financial statements of the Small-Cap Equity Fund for the fiscal periods ended September 30, 2016, and 2015, and November 30, 2014 and 2013 were audited by another independent registered public accounting firm.

Response to Comment 44. As noted in our response to Comment 12, the Reorganization referenced in the preceding paragraph was a shell reorganization of the Allianz Fund into the Fuller & Thaler Behavioral Core Equity Fund (“Core Equity Fund”), which was subsequently renamed the Fuller & Thaler Small Cap Equity Fund when its portfolio holdings had more than 80% of fund assets in small-cap issuers. The Allianz Fund was the accounting survivor in the Reorganization, and as a result, the Core Equity Fund (and subsequently the Small Cap Equity Fund) assumed the performance history of the Allianz Fund. Consequently, the Fund is not only able to, but is required to, publish its performance history, including the full performance history of the Predecessor Fund, consistent with the requirements of Form N-1A.

Comment 45. With reference to the second paragraph under the heading Financial Highlights on page 62 of the Prospectus, please explain why the statement “Financial statements for the fiscal periods ended September 30, 2016, and 2015, and November 30, 2014 and 2013 were audited by another independent registered public accounting firm” does not include any reference to the fiscal year ending in 2012, even though the financial highlights that were included in the registrant’s 485(b) filing of December 20, 2017 covers the fiscal year ending November 30, 2012 (and presumably this year’s financial highlights will also cover that time.) Also, given that the Predecessor Fund commenced operations on September 8, 2011, please explain how you made the determination of what years to include and to exclude from the financial highlights.

Response to Comment 45. The Predecessor Fund’s Annual Performance for calendar year 2012 was first audited as part of the Predecessor Fund’s audit for the fiscal year ended November 30, 2013 because that was the first audit that reported a full calendar year of performance. Calendar year performance results for 2012 had not been calculated or reported as of the November 30, 2012 audit because the calendar year was not complete. No calendar year fund performance results have been excluded from the Financial Highlights. We also note the since inception performance (with a September 8, 2011 inception date) is reported in the Performance Table of the Prospectus for the Small Cap Equity Fund.

Comment 46. The following language appears on page 62 of the Prospectus in the first sentence of the first paragraph following the heading “Fund Purchases through Merrill Lynch”:

“Effective _____ __, 2018, shareholders purchasing Fuller & Thaler Fund shares through a Merrill Lynch platform or account are eligible only for the following sales charge waivers (front-end sales charge waivers and contingent deferred, or back-end, sales charge waivers) and discounts, which may differ from those disclosed elsewhere in this Prospectus or in the Statement of Additional Information.”

Please add the phrase “because they do not reflect Merrill Lynch’s discounts and waivers” at the end of this sentence to explain why the Merrill waivers and sales charge discounts may differ from those disclosed elsewhere in this Prospectus or in the Statement of Additional Information.

Ms. Beckie Marquigny

December 19, 2018

Response to Comment 46. Registrant confirms that it has added the requested language to the referenced sentence, and also added the date “December 19, 2018” to the first clause of the sentence.

Comment 47. On page 63 of the Prospectus, and the first paragraph under the heading “CDSC Waivers on Class C Shares (if applicable)”, please remove the reference to Class B shares:

Response to Comment 47. Registrant confirms that it has removed the reference to Class B shares at the referenced location and also from the heading “CDSC Waivers on Classes A, B and C shares available at Raymond James” on page 66 of the Prospectus.

If you have any additional questions, or need additional information, please contact Thomas Sheehan, counsel to the Trust and its Independent Trustees, by phone at 207-228-7165 or by e-mail at tsheehan@bernsteinshur.com.

Sincerely,
/s/ Matthew Beck
Mr. Matthew Beck, Secretary Capitol Series Trust

cc:	Mr. Brandon Kipp, Chief Compliance Officer Ms. Tiffany Franklin, Assistant Secretary